



Trian Partners

Disney

Restore the Magic

January 12, 2023

This presentation is not in any way affiliated with, sponsored by, or endorsed by The Walt Disney Company or any other companies referred to herein.

Disclosure Statement and Disclaimers

Disclosure Statement and Disclaimers (continued)

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian Partners. Although Trian Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this presentation, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the projected results or forward-looking statements included in this presentation will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and plans expressed or implied by such projected results and forward-looking statements will be achieved. Trian Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. Funds managed by Trian Partners may from time to time acquire, or acquire additional, outstanding stock of the Issuer. These Funds are in the business of trading -- buying and selling -- securities. It is possible that there will be developments in the future that cause one or more of such Funds from time to time to sell all or a portion of their holdings of the Issuer in open market transactions or otherwise (including via short sales), buy shares of stock (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares. Consequently, Trian Partners’ beneficial ownership of Issuer shares of stock may vary over time depending on various factors, with or without regard to Trian Partners’ views of the Issuer’s business, prospects or valuation (including the market price of the Issuer’s common stock), including without limitation, other investment opportunities available to Trian Partners, concentration of positions in the portfolios managed by Trian, conditions in the securities markets and general economic and industry conditions. However, neither Trian Partners nor any of its affiliates has any intention, either alone or in concert with any other person, to acquire or exercise control of the Issuer or any of its subsidiaries. Trian Partners also reserves the right to take any actions with respect to investments in the Issuer as it may deem appropriate, including, but not limited to, communicating with management of the Issuer, the Board of Directors of the Issuer, other investors and shareholders, stakeholders, industry participants, and/or interested or relevant parties about the Issuer or seeking representation constituting a minority of the Board of Directors of the Issuer, and to change its intentions with respect to its investments in the Issuer at any time and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

CONCERNING INTELLECTUAL PROPERTY

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Trian’s use herein does not imply an affiliation with or endorsement by, the owners of these service marks, trademarks and trade names.

IMPORTANT INFORMATION

Trian Partners, together with certain other affiliates who are expected to be participants (the “Participants”) in solicitation of shareholders of the Company in connection with its 2023 annual meeting of shareholders (the “2023 Annual Meeting”), intend to file a definitive proxy statement and accompanying proxy card with the SEC in anticipation of such solicitation. Shareholders are advised to read the definitive proxy statement and any other documents related to the 2023 Annual Meeting when they become available because they will contain important information. Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the preliminary proxy statement that will be filed by the Participants with the SEC on January 12, 2023. This document is available free of charge on the SEC website. The definitive proxy statement, when filed, and other relevant documents, will also be available on www.RestoreTheMagic.com and on the SEC website, free of charge.

Why is Trian Here Today?

- **Disney is the <u>most advantaged consumer entertainment company in the world</u>. It has unrivaled global scale, irreplaceable brands, inimitable Parks and can leverage the Disney "flywheel" to monetize its intellectual property. For these reasons, we believe the Company is well positioned to succeed**

- **However, Disney's <u>recent share price and operating performance have been disappointing</u>**
    - Total shareholder return ("TSR") has materially underperformed the S&P 500 and proxy peers over 1-Year, 3-Year, 5-year and 10-year periods[1]
    - Disney shares are currently trading at an 8-year low[1]
    - Operating performance has deteriorated, including a 50% decline in adj. EPS since FY 2018[1]

- **We believe that current <u>investor sentiment on Disney is low</u>, reflecting the hard truth that <u>Disney is a company in crisis</u> and faces many challenges that weigh on the Company's investment prospects**

- **While we acknowledge that Disney, like many media companies, is undergoing a challenging pivot to streaming, we believe that <u>many of the Company's current problems are self-inflicted and need to be addressed</u>**

- **<u>Trian believes that it is well positioned to facilitate positive change at Disney</u> given our experience investing in and serving on the board of directors of blue-chip companies, and working collaboratively with management teams and boards to optimize corporate governance, strategy, operations and capital allocation**

- **We recognize that Disney is undergoing a lot of change quickly and are <u>NOT trying to create additional instability by replacing Bob Iger</u>. We believe <u>Disney is at a crossroads</u>: It can decide to fight the addition of <u>1 qualified Board member</u>, <u>OR work together with Trian to create sustainable, long-term value at Disney</u>**

Note: (1) See the following pages in this presentation for associated sources and footnotes.

Disney is Trading at an 8-Year Low

Disney's 10-Year Share Price Performance



Despite Disney's share price peaking in 2021, it currently trades near its 8-Year low

$95.56

Source: FactSet as of 1/10/23.

Trian Overview

- **Investment management firm founded in November 2005**

- **Focused on buying large positions in high-quality companies where we see significant long-term potential and working collaboratively with management and boards to optimize strategy, operations and value creation**

- **Simple goal of ensuring that companies function with a strong ownership mentality. Trian encourages management teams and boards to operate as if wearing "bifocals," with a watchful eye on the near-term but always maintaining a primary focus on maximizing long-term value**

- **Trian's Founding Partners have substantial operating and financial experience, serving on numerous corporate boards, as well as serving as C-suite executives of various publicly-traded companies prior to founding Trian**

Selected Current and Former Trian Investments

Unilever	Mondelēz International	P&G	PEPSICO	Heinz	Cadbury
kraft foods	THE Wendy's COMPANY	LEGG MASON	DR PEPPER SNAPPLE GROUP, INC.	FAMILY DOLLAR	Sysco
Ingersoll Rand Inspiring Progress	Invesco	BNY MELLON	PENTAIR	GE	TIFFANY & CO.
nVent	Janus Henderson INVESTORS	COMCAST	DANONE	STATE STREET	FERGUSON
DUPONT	ALLEGION	LAZARD	IHG InterContinental Hotels Group	Domino's Pizza	PPG

🔺 *= Portfolio companies of which a Trian partner or designee serves or served on the Board, or of which Trian had input in the selection of one or more director*

Note: The companies shown on this page reflect all of the investments made by Trian since Trian's inception in November 2005 through December 2022: (i) for which Trian has filed a Schedule 13D or 13G or made a similar non-U.S. filing or other notification with respect to its investment in the company; or (ii) that were or are a publicly disclosed position in which funds managed by Trian invested approximately $700 million or more of capital and where Trian (x) had a designee or nominee on the Board and/or (y) wrote a "white paper" and met with management. The companies shown on this page do not represent all of the investments purchased or sold for Trian's clients and it should not be assumed that any or all of these investments were or will be profitable.

What Differentiates Trian: A Highly Engaged Shareowner

Long-Term Orientation

- Investors with an ownership mentality, with a goal to build better businesses for the long term

- Unique capital base: Unlike typical hedge funds with 90-day liquidity, 85% of Trian's capital is committed for 3 or more years

- Average investment holding period of ~6 years when a Trian partner joins a board, which is longer than the holding period of the 20 largest Morningstar equity mutual fund classes[1]

- Having been in the CEO seat, <u>we appreciate that change does not happen overnight</u>

Operations & Strategy Focused

- Focused on driving long-term operational improvements and optimizing strategy by leveraging Founding Partners' decades of experience running and overseeing businesses

- Income statement orientation, with a track record <u>investing in growth, including R&D and marketing, and driving earnings improvement</u>

Highly Collaborative Engagement with Management & Boards

- Strong preference is always to work with management

- Trian has been invited to join a number of corporate boards since inception (Trian partners have served on 17 public company boards since 2005)

- We pride ourselves on not being dogmatic; <u>a core Trian principle is to be a good listener, to consider both sides of an issue and support the best ideas regardless of where they originate</u>

- Former CEOs and Directors serve as references; several have worked with us as Trian Advisory Partners or have served at our recommendation on boards where we have positions

Note: Trian was established in November 2005. (1) MFS White Paper Series, "Lengthening the Investment Time Horizon," July 2017. Holding Period calculated with respect to 18 Positions where Trian served on the Board, including 1 instance where Trian served on the same Board on 2 separate occasions.

Long Track Record of Value Creation With Nelson On the Board

- **Trian has worked closely with numerous companies across industries, and has demonstrated a track record of _long-term value creation_ with multiple turnarounds**

> **Trian Investments Where Nelson Peltz Served on the Board: Company TSR vs. S&P 500 _During Board Tenure_**

~900bps

(_annual_ TSR outperformance)

- **Most importantly, we seek to help companies we invest in achieve value creation through improved operating and financial performance:**

  – Increasing investments to drive top-line growth and market share performance

  – Reducing costs/overhead in areas that impede the company's ability to compete effectively

  – Optimizing capital allocation decisions to improve return on invested capital

Source: FactSet as of 12/31/22. Note: Companies where Nelson Peltz has served on the board of directors and in which Trian has invested consist of The Wendy's Company, H.J. Heinz Company, Sysco Corporation, Legg Mason Inc. on two separate occasions (and treated as two separate investments for purposes of the analysis), Mondelēz International, Inc., The Procter & Gamble Company, Ingersoll-Rand Inc., Invesco Ltd., Janus Henderson plc, and Unilever plc. Such investments do not represent all of the investments purchased or sold for Trian's clients and it should not be assumed that any or all of these investments were or will be profitable. We highlight the S&P 500 Index here only as a widely recognized index, however, for various reasons the performance of the index and that of Trian's Investments may not be comparable. One cannot invest directly in an index. While Trian believes that the total shareholder returns ("TSR") at Trian's investments where Nelson Peltz served on the board of directors was attributable in part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Trian's active involvement, there is no objective method to confirm what portion of such returns were attributable to Trian's efforts and what portion may have been attributable to other factors. This does not represent the performance of Trian's funds or the performance of individual fund investments. In order to perform this analysis, Trian (1) calculated the annualized TSR (consisting of the change in stock price plus the effect of dividends received) at each of the companies listed above during Nelson Peltz's board tenure at each company (with Legg Mason Inc. treated as two separate investments for purposes of this analysis), (2) compared each company's TSR figure with the annualized TSR of the S&P 500 Index during the same time period, and (3) calculated the simple average of annualized TSR over- or under-performance versus the S&P 500 Index at each company (or each investment, in the case of Legg Mason Inc.). Based on the foregoing methodology, Trian calculated that companies in which Trian has invested where Mr. Peltz has served on the board of directors have, on average, generated annualized TSR growth during Mr. Peltz's board tenure exceeding that of the S&P 500 Index by +872 bps as of 12/31/22. This analysis includes Unilever plc, where Mr. Peltz has served as a director for less than one year.

The Procter & Gamble Company ("P&G") Case Study



- **P&G is a +185-year-old global consumer products company with a portfolio of iconic brands and leading scale and market share across categories**

- **However, P&G had underperformed over an extended period of time:**

  - Total shareholder return underperformed both its peers and the S&P 500 Total Return Index in the previous decade[1]

  - Lost market share across categories and geographies

  - Flat EBIT and EPS growth

- **Trian believed that P&G was <u>struggling to adapt to a changing industry</u> and needed to address the following factors to fix its underperformance:**

  - Market share erosion and low organic sales growth

  - Dismantle the "matrix" structure – increase accountability, reduce bureaucracy and excessive costs

  - Inability to leverage scale in existing organizational structure

  - Aging brands and a lack of breakthrough innovation

  - Insular culture that rejected external perspectives and ideas

- **In July 2017, Trian nominated Nelson Peltz for election to the P&G Board**

- **In December 2017, <u>after a contested proxy contest</u> where Trian received the support of leading proxy advisory services, ISS and Glass Lewis, P&G announced that Nelson Peltz would be appointed to its Board**

Source: SEC filings, company presentations and press releases. While Nelson Peltz is a former director of The Procter & Gamble Company, none of the information contained in this presentation or otherwise provided to you is derived from non-public information of such company.
Note: EBIT defined as Earnings before Interest and Taxes; EPS defined as Earnings Per Share. (1) The S&P 500 Total Return Index includes the price changes of all underlying stocks and all dividends reinvested. S&P 500 data was obtained from Bloomberg using the SPX ticker with the inclusion of dividend re-investment. Trian considers P&G's peers to include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L'Oreal, Reckitt Benckiser and Unilever.

P&G Case Study: Procter & Gamble Overhauled its Matrix Structure

- **Prior to Trian's involvement, P&G had underperformed over an extended period of time. Trian believed that P&G's matrixed organizational structure was preventing the company from realizing its potential**
- **Following a proxy contest, Nelson Peltz joined P&G's Board in March 2018 and worked collaboratively with management, the Board and external advisors to evaluate a new organizational structure**
- **In November 2018, consistent with Trian's recommendations, P&G unveiled a new organization structure designed to "de-matrix" the company and create end-to-end P&L and operational responsibility, including a reduced number of business units**

P&G's Old Structure (simplified)



Note: Dotted lines represent what are often dual-reporting lines in a matrix structure
Primary Power Center is Global Category
P&G
Global Sales Officer
Global Categories, GBUs (10)
Global Functions (~8+)
Regional Sales, SMOs (6)
Regional BUs (10x6)
Regional Functions (8x6x10)
Country SMOs (~90) (1)
Country BUs (Up to 10x90) (1)
Country Functions (Up to 8x90x10) (1)

P&G's New Structure (simplified)



P&G (Lean HoldCo)
SBU #1
SBU #2
SBU #3
SBU #4
SBU #5
SBU #6
Entrpr. Mkts

> **"We believe this is the most important organizational change we've made in the last 20 years"**
> – David Taylor, Former CEO of P&G

Source: Procter & Gamble Form 10-Ks, Form 8-Ks, call transcripts and investor presentations. While Nelson Peltz is a former director of The Procter & Gamble Company, none of the information contained in this presentation or otherwise provided to you is derived from non-public information of such company. Trian does not endorse third-party estimates or research, which are used in this presentation solely for illustrative purposes. Note: "SBU" defined as Strategic Business Unit. (1) P&G sells to more than 180 countries according to P&G's 2017 Annual Report on Form 10-K. Given the numbers of countries where P&G management operates on-the-ground is not public, we estimate half for simplicity

P&G Case Study: Simplification Dramatically Improved Performance

Results

- **Significant improvement in financial performance**
- **Market share losses to market share gains**
- **Increased organizational accountability and agility**
- **Improved product superiority and overall brand health**[1]

P&G Financial Performance

FYE June			Trian invested 11/16		Nelson Joins Board 3/18		Nelson Departs Board 10/21
($ bn)	2014	2015	2016	2017	2018	2019	2020	2021
Sales	$74.4	$70.7	$65.3	$65.1	$66.8	$67.7	$71.0	$76.1
% Organic Growth	3%	2%	1%	2%	1%	5%	6%	6%
Core EPS (as Reported)	$4.22	$4.02	$3.67	$3.92	$4.22	$4.52	$5.12	$5.66
% Growth	4%	(5%)	(9%)	7%	8%	7%	13%	11%

Avg. Organic Growth



Global P&G Monthly Value Share vs. Year Ago



Adj. EBIT Margin



Source: Procter & Gamble Fiscal Form 10-Ks, Form 8-Ks, call transcripts and investor presentations. Note: Core EPS (as Reported) represents P&G's Core adjusted earnings per share as originally reported for each respective year. This allows for true comparability to Core EPS. Sales and organic sales are as restated in 2016 8K, 2015 8K and 2016 investor presentation. Fiscal 2017 to 2021 figures shown are as reported in each fiscal year 8K. (1) P&G improved Product Superiority from 30% in FY16 to 75% by September 2021. Superiority is a term defined by P&G, and is a relative measure versus the best competition in the market (it is not a static target). P&G assesses items such as product and packaging, communication, retail execution and customer value. The company believes that when they excel across these measures of superiority, the company better delivers on category growth, market share expansion, household penetration and greater sales and profit growth. While Nelson Peltz is a former director of Procter & Gamble, none of the information contained in this presentation or otherwise provided to you is derived from non-public information of such company. Trian does not endorse third-party estimates or research, which are used in this presentation solely for illustrative purposes. The securities of any publicly traded companies discussed in this presentation do not represent all of the investments purchased or sold for Trian's clients and it should not be assumed that these investments were or will be profitable, or that such securities are or will continue to be held by funds managed by Trian as of the date of this presentation.

Trian Has Developed Strong Relationships with Company Boards and Management Teams Following Prior Proxy Contests

- **Trian has been involved in three proxy contests[1]:**

  - **(i)** Heinz in 2006; **(ii)** DuPont in 2015; and **(iii)** P&G in 2017

- **In all three, we heard substantially the same rhetoric from the companies and their advisors prior to the proxy contest. <u>However, management's views of Trian and Nelson Peltz changed dramatically after we began to work with them to enhance shareholder value</u>**

  - We subsequently developed strong and positive relationships with all three boards and management teams

  

	Heinz	DuPont	P&G
PRIOR to Vote	"The company is at a key inflection point and we cannot afford to let the Board and management be diverted from our progress and plan by creating a dysfunctional and destabilizing environment." **– Heinz, June 2006**	"Trian has chosen this path [a proxy contest] with the potential to disrupt our Company at a key stage of execution against our plan" **– DuPont Press Release, Jan 2015**	"[P&G] is in the best position to continue building a better Company without adding Mr. Peltz to the Board...Now is the time to focus on accelerating results, and prevent anything from derailing the work that is delivering improvement." **– David Taylor, P&G CEO August 1, 2017**
AFTER Trian Involvement	"I said to another CEO…who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first Directors I'd ask to serve because he is an insightful, communicative, enthusiastic, energetic and available Director." **– Bill Johnson, Heinz CEO, March 2008**	"I have the highest regard for Nelson Peltz and Ed Garden. Since becoming CEO of DuPont, I have talked many times with the Trian team and appreciate their insights on strategy and operations, as well as the collaborative and productive manner in which they have engaged with us." **– Ed Breen, DuPont CEO, July 2017**	"From day one, Nelson has been a focused, collaborative member of P&G's Board. Working in concert, Nelson and the Board have constructively provided perspective and expertise to help me and P&G's senior leaders navigate a challenging external environment and maintain long-term competitive advantage for the benefit of many stakeholders. I'm grateful for his service and the collaborative partnership we've developed over the past few years…" **– David Taylor, P&G CEO, Aug 2021**

Source: SEC filings and press releases.
Note: (1) Following the proxy contests, Nelson Peltz served on the Heinz Board from 09/15/06 to 06/07/13 and the P&G Board from 03/01/18 to 10/12/21.

Disney's Total Shareholder Return ("TSR") Consistently Underperforms



10-Year

Δ: (371%)

478%

Δ: (116%)

223%

107%

Company Proxy Peers

S&P 500

Disney

5-Year

Δ: (66%)

56%

Δ: (37%)

26%

S&P 500

Company Proxy Peers

Disney

(10%)

3-Year

26%

Company Proxy Peers

S&P 500

Disney

(9%)

(34%)

Δ: (25%)

Δ: (60%)

1-Year

Company Proxy Peers

S&P 500

Disney

(15%)

(35%)

(39%)

Δ: (4%)

Δ: (24%)

Source: FactSet as of 1/10/23.
Note: Total Shareholder Return ("TSR") defined as the total return an investor would receive if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. "Company Proxy Peers" includes "nine other major media" peers as defined in Disney's FY 2021 Proxy Statement and consists of Alphabet, Amazon, Apple, AT&T, Comcast, Discovery (Warner Bros. Discovery), Meta Platforms, Netflix and ViacomCBS (Paramount). We highlight the S&P 500 here only as a widely recognized index, however, for various reasons the performance of the index and that of the securities mentioned above may not be comparable. One cannot invest directly in an index.

Disney's Financial Performance Has Been Disappointing

Change in Financial Performance Since 2018

$mm, except per share data	FY2018	FY2022	YoY Change FY18-22	Underlying Change in Performance
Adj. Revenue	**$59,434**	**$83,745**	**41%**	▪ **$24bn revenue increase driven by the 21st Century Fox deal, record Parks performance, and aggressive streaming pivot, but ignored the rest of the income statement**
Cost of Services & Products[1]	**$32,726**	**$54,401**	**66%**	▪ $22bn increase in "COGS"[1] and a 990 basis point increase in "COGS"[1] as a % of revenue
% revenue	*55.1%*	*65.0%*	*990 bps*	
SG&A[2]	**$8,860**	**$16,388**	**85%**	▪ $8bn increase in SG&A and a 466 basis point increase in SG&A as a % of revenue
% revenue	*14.9%*	*19.6%*	*466 bps*	
Adj. EBITDA[3]	**$17,956**	**$13,772**	**(23%)**	▪ $4bn decrease in Adj. EBITDA and a 1,377 basis point decrease in Adj. EBITDA margin, despite all-time high Parks profitability
% margin	*30.2%*	*16.4%*	*(1,377 bps)*	
Free Cash Flow	**$9,830**	**$1,059**	**(89%)**	▪ $9bn decrease in reported free cash flow and a 1,527 basis point decrease in % conversion of revenue
% conversion of revenue	*16.5%*	*1.3%*	*(1,527 bps)*	
Adj. EPS[4]	**$7.08**	**$3.53**	**(50%)**	▪ 50% cut in Adj. EPS, the most directly comparable metric of change in performance over this period
Avg. Diluted Shares (mm)	**1,507**	**1,827**	**21%**	▪ Significant share dilution driven by the 21st Century Fox deal
Dividend per Share	**$1.68**	**$0.00**	**(100%)**	▪ Complete elimination of the dividend paid for ~57 years
Net Leverage	**0.9x**	**2.7x**	**187%**	▪ 1.7x turns of net leverage added

Source: SEC filings.
Note: (1) Referred to as "COGS" (i.e., Cost of Goods Sold) in "Underlying Change in Performance" notes; excludes D&A. (2) Defined as Sales, General and Administrative expenses. (3) Defined as Earnings before Interest, Taxes, Depreciation & Amortization; includes equity income. (4) Defined as Earnings Per Share.

FY 2023 Guidance Raises Serious Questions

- **Can management <u>forecast appropriately</u>?**
- **Does Disney have the <u>ability</u> to effectively manage its business?**
- **Why didn't Disney's CFO issue a <u>warning beforehand</u>?**



Revenue Guidance ($mm)		Operating Income Guidance ($mm)	
$94,192	**5% Lower** → $89,340	$15,026	**13% Lower** → $13,091
FY2023E Consensus[1]	FY2023E Guidance[2]	FY2023E Consensus[1]	FY2023E Guidance[2]

*"The biggest controversy from last night's Disney F4Q 2022 earnings call was management guidance that FY 2023 segment EBIT would grow in the high single digits vs. consensus growth of +25% and our own estimate of +34%. **Rarely have we ever been so incorrect in our forecasting of Disney profits.** Given the company's confidence that Parks trends appear resilient, it appears that the culprit for the massive earnings downgrade is much higher than expected DTC losses and significant declines at Linear networks."*

November 9, 2022



MOFFETTNATHANSON
A DIVISION OF SVB SECURITIES LLC

Source: SEC filings, Company transcripts, Wall Street research.
Note: (1) Represents Wall Street Consensus mean estimates before Disney's FY 2022 earnings release as of 10/31/2022. (2) FY2023E Guidance assumes FY 2022A revenue and operating income grow at "a high single-digit percentage rate versus fiscal 2022" per management commentary on Disney's FY 2022 earnings call held 11/08/2022; figures represent the midpoint of 7-9% growth.

Disney Has Underperformed Under this Board's Watch

- While Bob Iger just *"re-joined"* the Board, he has essentially served on the Board since 2000 with only a short respite from January - October 2022 (~10 months)

- There are still several current directors and members of management who oversaw and approved some of Disney's worst corporate governance and strategic failures, including overpaying for the Fox acquisition, the expanding streaming losses, and "over-the-top" compensation packages granted to Bob Iger

Disney Director	Tenure (Yrs)	Disney TSR During Tenure	S&P 500 TSR During Tenure	Difference
Robert A. Iger[1]	~22	270%	333%	(63%)
Susan E. Arnold	16	225%	263%	(37%)
Maria Elena Lagomasino	7	(12%)	113%	(124%)
Mark G. Parker	7	2%	130%	(128%)
Mary Teresa Barra	5	(2%)	76%	(79%)
Safra A. Catz	5	(11%)	52%	(63%)
Francis A. deSouza	5	(11%)	52%	(63%)
Michael B.G. Froman	4	(12%)	47%	(59%)
Derica W. Rice	4	(15%)	52%	(67%)
Amy L. Chang	2	(47%)	(4%)	(42%)
Calvin R. McDonald	2	(47%)	(4%)	(42%)
Carolyn N. Everson[2]	<1	(2%)	(1%)	(2%)

Source: SEC filings, FactSet as of 1/10/23.
Note: Board members shown represent Disney's current Board composition as of December 2022; Total Shareholder Return ("TSR") defined as the total return an investor would receive if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. (1) TSR Measured from January 2000, when Iger was named President and Chief Operating Officer, as well as a member of Disney's Board of Directors. (2) Joined Disney's Board effective November 2022.

A Strong Case for Change at Disney

1 **Capital Allocation**

– Since 2018, EPS has been cut in half despite $162bn spent on M&A, capex and content – approximately equal to Disney's entire current market cap

– Management has shown poor judgment on recent M&A including overpaying for the $52bn 21st Century Fox ("Fox") assets[1] and bidding aggressively for Sky

– Increased financial leverage and deteriorating cash flow resulted in eliminating the dividend, even as COVID receded and parks EBITDA surpassed historical levels

2 **Corporate Governance**

– Poor shareholder engagement

– Disney's Board and leadership consistently failed on succession planning

– "Over-the-top" compensation practices

3 **Corporate Strategy and Operations**

– Flawed Direct-to-Consumer ("DTC") strategy struggling with profitability, despite reaching similar revenues as Netflix and having a significant intellectual property ("IP") advantage

– Lack of overall cost discipline

– Overearning in the Parks business to subsidize streaming losses

Source: SEC filings, FactSet, Trian analysis which can be found in subsequent pages.
Note: (1) Represents the $71bn equity purchase price of Fox less $0.6bn of acquired net cash and less the proceeds from deal-related divestitures including $11bn of RSN sale proceeds, $4bn proceeds received from the sale of YES, less equity investments including the book value of investments in Endemol Shine ($188mm), DraftKings ($95mm) as of 6/30/18 (Form 8-K filed by Disney dated 3/27/19), less Hulu investment ($4bn) based on the repurchase of AT&T's 10.0% stake in April 2019 for $1.43bn, implying total Hulu valuation of $14.3bn. Fox held a 30% stake at the time of acquisition by Disney.

Disney's M&A and Growth Investments Have Been Earnings Dilutive

- **While Disney's growth investments and M&A have contributed to total revenue growth of 41% between FY 2018-22, EPS has declined 50% over the same period**

Incremental Invested Capital ($bn)



~$162bn Cumulative ≈ DIS Market Cap Today
M&A
CapEx
Content Spend
$75
$18
$5
$52(1)
$24
$20
$4
$29
$25
$4
$35
$30
$5
FY 2019A
FY 2020A
FY 2021A
FY 2022A

Disney Adjusted EPS



$7.08
Reduced 50%
$3.53
FY 2018A
FY 2022A

Source: SEC filings, FactSet.
Note: (1) M&A Invested Capital calculated as the $71bn equity purchase price of Fox less $0.6bn of acquired net cash and less the proceeds from deal-related divestitures including $11bn of RSN sale proceeds, $4bn proceeds received from the sale of YES, less equity investments including the book value of investments in Endemol Shine ($188mm), DraftKings ($95mm) as of 6/30/18 (Form 8-K filed by Disney dated 3/27/19), less Hulu investment ($4bn) based on the repurchase of AT&T's 10.0% stake in April 2019 for $1.43bn, implying total Hulu valuation of $14.3bn. Fox held a 30% stake at the time of acquisition by Disney.

Disney Materially Overpaid For The Fox Assets

- **Disney appears to have paid 26.5x 2018A EBITDA for Fox's traditional media assets (excl. Hulu) whereas comparable media transactions were completed at 11.9x LTM EBITDA[1]**

- **The Fox deal created a massive incremental goodwill balance of ~$50bn**

- **Disney had to rely on an ultra-aggressive $2bn synergy assumption, which would imply a doubling of Fox's EBITDA, to justify the deal**

- **While difficult to quantify, we believe that <u>Fox's earnings power has deteriorated post-deal, implying an even higher multiple paid</u> than the 26.5x paid at closing (see following pages)**

$bn	EV	2018A EBITDA	EV / EBITDA Multiple
Fox Equity Purchase Price ($38/share)[2]	**$71.3**		
(+) Acquired Net Debt / (Cash)[3]	($0.6)		
(-) Equity Investments[4]	($0.3)		
Adj. Fox EV	**$70.4**	**$4.0[5]**	**17.6x**
(-) RSN sale	($10.6)	($1.7)	6.2x[6]
(-) Yes Network	($3.5)	($0.3)[7]	10.4x
Remaining Fox EV	**$56.3**	**$2.0**	
(-) Hulu Stake[8]	($4.3)		
Fox Traditional Media EV (Film/TV)	**$52.1**	**$2.0**	**26.5x**

(1) Represents median of un-edited precent transactions analysis on an Enterprise Value / LTM EBITDA basis used by one of Fox's Board advisors (Centerview) in the rendering of their fairness opinion found in Disney's Form S-4 filed 6/28/18.
(2) From Disney press release and investor call transcript dated 6/20/18.
(3) Represents the net of $19.2bn debt assumed and $19.8bn cash acquired in the 21st Century Fox acquisition, post-Sky stake sale (The Walt Disney Co. Form 8-K Filed 3/20/19).
(4) Includes book value of investments in Endemol Shine ($188mm) and DraftKings ($95mm) as of 6/30/18 (Form 8-K filed by The Walt Disney Co. dated 3/27/19); excludes Hulu (shown below).
(5) TFCF 2018A EBITDA from Disney Form 8-K filed 8/23/19.
(6) Purchase price of $10.6bn divided by RSN LTM EBITDA of $1.7bn (Sinclair Broadcasting Group, Inc. press release dated 5/3/19).
(7) Total RSN EBITDA (including YES, Fox Sports Mexico & Brazil) of $2.0bn as of 9/30/18 (Disney Form 8-K filed 8/23/19) less $1.7bn of Sinclair RSN EBITDA. Note we assume Fox Sports Mexico & Brazil do not generate substantial EBITDA and we do not factor in their potential purchase prices into this analysis given lack of disclosure on asset-level EBITDA or potential purchase prices.
(8) Hulu repurchased AT&T's 10.0% stake in April 2019 for $1.43bn, implying total Hulu valuation of $14.3bn. TFCF held a 30% stake at the time of its acquisition by Disney.

Fox Acquisition Has Not Delivered Promised Financial Benefits

- Disney's 2022 operating profit, excluding Parks, Experiences and Products ("ex-DPEP") of $3.1bn is **74% below** the pro forma operating profit of $11.8bn at the time of the acquisition in 2018

- Even excluding streaming losses, Disney's ex-DPEP operating profit *appears to be $6bn lower today* than the pro forma operating profit at the time of the acquisition

- This begs the question, is there a large Fox write-down on the horizon?



Disney ex-DPEP EBIT [1]

$bn

| Disney ex-DPEP EBIT FY18 | Fox EBIT FY18 | Synergies | Pro forma ex-DPEP EBIT | Disney ex-DPEP EBIT FY22 |

$9.4 [2] ... $1.9 ... $2.0 ... $13.3 / $1.5 [3] / $11.8 (Hulu Consolidation) ... (74%) ... $7.1 / $4.0 (Streaming Losses) / $3.1

How does Disney explain ~$6bn of missing EBIT?

Source: SEC filings.
Note: (1) Includes Corporate. (2) Excludes $580mm equity in the loss of investees from Hulu. (3) Consolidated Hulu earnings based on the Unaudited Pro Forma Condensed Combined Statements of Income of The Walt Disney Company found in Disney's Form 8-K filed on 08/29/19.

Fox Acquisition Increased Disney's Leverage Dramatically

- Investors are still paying for the Fox deal as Disney works to reduce its leverage

- Disney is also expected to buy Comcast's $9bn[1] stake in Hulu in 2024, which will keep its leverage profile well above historical levels for years



Disney Net Financial Leverage

$bn

Estimates[2]

"That balance sheet is the balance sheet from hell…doing nothing about it, except for spending more than they have."

Jim Cramer
Nov 17, 2022 – Cramer's Investing Club

FY15A	FY16A	FY17A	FY18A	FY19A	FY20A	FY21A	FY22A	FY23E	FY24E
$13	$16	$21	$17	$42	$41	$38	$37	$33	$35
0.8x	0.9x	1.3x	0.9x	2.5x	4.2x	4.0x	2.7x	2.1x	1.9x

■ Net Debt ●— Net Debt / EBITDA

Source: SEC filings, FactSet as of 1/10/23.
(1) Minimum floor valuation determined by Put/Call agreement. (2) Estimated net debt calculated by adding adj. consensus free cash flow to prior year net debt; net leverage ratio calculated off consensus EBITDA. Assumes the purchases of the remaining BamTech stake in FY23 and the remaining Hulu stake for $9bn in FY24 are financed through debt; Incremental interest expense from these debt funded acquisitions assumes a 5.5% interest rate (in-line with current market conditions), tax adjusted at a 25% normalized tax rate.

An Acquisition of Sky by Disney Would Have Permanently Impaired Shareholder Value…

- Disney's final bid in September 2018 valued Sky at £34bn; some analysts today estimate it is currently worth ~£9bn[1], *73% below Disney's final offer*

  - This bid represented a <u>46% premium</u> to Disney's original offer and a <u>104% premium</u> to the Unaffected Sky share price – another example of poor M&A judgement

Implied Sky Enterprise Value

Some research analysts currently value Sky at ~4.3x LTM EBITDA[1]

	Sky Unaffected	Disney Original Offer	Disney Final Offer	Comcast Final Offer	Sky Current Valuation[1]
Enterprise Value	£20bn	£25bn	£34bn	£37bn	£9bn
LTM EBITDA Multiple	9.1x	11.5x	16.2x	17.5x	
Per Share	£7.69 / Share	£10.75 / Share	£15.67 / Share	£17.28 / Share	

40% Premium to Unaffected

104% Premium to Unaffected
46% Premium to Original



BERNSTEIN

September 24, 2018 – Todd Juenger

"<u>We never understood why this lower growth, lower return (and lower multiple) business with undeniable long-term structural risks would enhance Disney's asset mix or contribute to Disney's DTC transformation.</u> By allowing Comcast to prevail in the Sky bidding war, **Disney avoided paying a massive premium for a business which is primarily a European DBS distributor**"

Source: SEC filings, Company filings, FactSet, Wall Street Research.
Note: Unaffected and Original offer valuations based on Sky 2016 Annual Report, Sky Dec-16 LTM EBITDA based on Sky 2016 & 2017 Annual Report. Final offer valuations based on final offer diluted share count reported by Comcast Form 8-K filed with the SEC dated 9/24/18, Sky Jun-18 LTM EBITDA reported per Sky 2018 Annual Report.
(1) ~£9bn EV or 4.3x LTM EBITDA multiple represents the implied average LTM valuation applied by Citi and Goldman Sachs for the Sky segment of Comcast based on their SOTP valuations; Converted to GBP at the average USD/GBP FX rate between 9/30/21 – 9/30/22 = 0.819

…and Would Have Put Even More Stress on Disney's Balance Sheet

- Had Disney purchased Sky on top of the Fox deal, Disney would have paid ~$100bn at a combined transaction multiple of ~20x EV/EBITDA

- Pro forma, it would have added ~$67bn of net debt to its balance sheet

- **We estimate pro forma net leverage would be at ~5x today, reflecting Disney's lower run-rate EBITDA compared to FY 2018**

Fox + Sky Transaction Overview (9/30/18 LTM)

$bn, except share amt.	Fox	Sky[1]	Fox + Sky
Offer Price/Share	$38.00	$21.10	
(x) Shares	1.88	1.77	
Equity Purchase Price	**$71**	**$37**	**$109**
(+) Net Debt & Other	($19)	$9	($11)
Adj. EV	**$52**	**$46**	**$98**
LTM EBITDA[2]	$2.0	$2.8	$4.8
Adj. EV / LTM EBITDA	**26.5x**	**16.2x**	**20.4x**

Disney Net Leverage



Pro Forma – 9/30/18 LTM | Pro Forma – Current

$bn	Disney Standalone	Disney + Fox & Sky	Pro forma FY 2022
Net Debt	$17	$84	$83[3]
EBITDA	$17.8	$22.6[2]	$16.4

Leverage: 0.9x / 3.7x / 5.1x

Source: SEC filings, Company filings, FactSet.
Note: (1) Sky valuation based on final reported bid of £15.67/share and diluted share count reported by Comcast Form 8-K filed with the SEC dated 9/24/18; Sky share price and financials converted to USD at the average GBP/USD FX rate between 6/30/17 – 6/30/18 = 1.347. (2) Fox LTM EBITDA adjusted for the divestiture of RSNs and YES Network, assumes Fox Sports Mexico & Brazil do not generate substantial EBITDA and we do not factor in their potential purchase prices into this analysis given lack of disclosure on asset-level EBITDA or potential purchase prices; Sky Jun-18 LTM EBITDA reported per Sky 2018 Annual Report. (3) Pro forma net debt calculated as the sum of Disney's FY 2022 net debt plus estimated Sky-related net debt of $46.5bn, which assumes Disney incurred $46bn of incremental net debt upon completion of the Sky transaction, equivalent to the transaction enterprise value, adjusted to include our estimate of Sky's cumulative FCF of ($500mm) over the last three years using the Sky segment financials disclosed in Comcast's filings.

Earnings and FCF are Not Expected to Recover to 2018 Levels for Another 3+ Years

Disney's Adj. Diluted EPS – Consensus (FY)

Despite benefiting from significant price inflation across its divisions, <u>Disney's EPS has consistently remained lackluster</u>


$7.08
$5.76
$2.02
$2.29
$3.53
$4.14
$5.29
$6.37
'18A
'19A
'20A
'21A
'22A
'23E
'24E
'25E

Disney's Free Cash Flow – Consensus (FY)

Disney's free cash flow profile has deteriorated to the point that it had <u>to eliminate its dividend</u> and has provided no timetable to when it will be reinstated


$9.8
$1.1
$3.6
$2.0
$1.1
$4.9
$7.3
$10.6
'18A
'19A
'20A
'21A
'22A
'23E
'24E
'25E

<u>We believe that Disney no longer values free cash flow and that needs to change</u>

Source: SEC filings, FactSet Wall Street estimates as of 1/10/23.

Disney Had a History of Increasing its Dividend

- **In 2020, Disney eliminated its dividend as it faced cash flow challenges caused by the COVID-19 pandemic, significant streaming investments and its over-levered balance sheet**

- **Prior to 2020, _Disney had paid a dividend for 57 straight years_, with emphasis placed on growing the dividend**

- **Disney has not provided a timetable for restoring the dividend beyond "achieving pre-Fox leverage levels," which could take years**



Disney's Historical Annual Dividend per Share (FY)

FY19 Dividend Represented $2.9bn to Shareholders

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
$0.35	$0.40	$0.60	$0.75	$0.86	$1.37[1]	$1.42	$1.56	$1.68	$1.76	$0.88	$0.00	$0.00

Source: SEC filings, FactSet.
Note: (1) Represents annualized FY 2015 dividend, normalized to reflect the impact of Disney's transition to a semi-annual dividend from an annual dividend.

Disney's Shareholder Engagement Process, or Lack Thereof, is Indicative of Poor Governance

> **Why did Bob Iger and the Board invite Nelson to meet in person three years ago to hear his views on Disney and barely give him the same opportunity three years later?**

- In our view, Disney's shareholder engagement process has been among the worst (if not <u>the</u> worst) of all the companies we have interacted with

- It's important for shareholders to know that Trian has a constructive history with Disney and Bob Iger. *<u>In September 2019, Nelson Peltz spoke with the Board, at the invitation of Bob Iger, about his views on the Company</u>*

- In November 2022, Trian started a discussion with Bob Chapek about the challenges and opportunities facing the Company and requested a board seat for Nelson

- Shortly after our conversation, the Board abruptly fired Bob Chapek and since Mr. Iger was re-hired, the Company has barely interacted with Nelson. After one short call with management, Disney rejected Nelson's request for a board seat outright. *<u>Notably, Disney did not even allow Nelson to meet any directors prior to turning down his request until we flagged that it was a highly questionable decision to jump to a decision without hearing us out</u>*

- In every engagement where Trian has asked for board representation, *<u>we were invited to in-person meetings and extensive interviews with management and the board</u>*

The Succession Process is Broken

- **Disney has failed to execute on succession planning – one of the most important responsibilities of a public company Board**

- **On November 20th, Disney announced that Bob Iger was rehired as CEO, effective immediately, less than three years after he stepped down (but remained Executive Chairman)**
    - Disney's board reportedly reached out to Iger on Friday (November 18th). On Sunday (November 20th), Disney announced the rehiring

- **The fact that Bob Chapek was abruptly fired <u>five months after</u> the Board <u>unanimously agreed to extend his contract by three years</u> suggests the Board lacks a robust CEO succession process and completely misread the state of Disney's & Bob Chapek's performance**

- **Even more puzzling, if streaming was to be Disney's central focus, why was Bob Chapek ever made CEO to begin with?**
    - The initial decision itself appears flawed given Bob Chapek's lack of experience on the media side of the business, which led to Bob Iger being appointed as Executive Chairman and head of "creative endeavors," preventing Bob Chapek from establishing himself as the clear leader of the organization

*"Disney was dealt a tough hand by the pandemic, yet with Bob [Chapek] at the helm, our businesses—from parks to streaming—not only weathered the storm, but emerged in a position of strength. In this important time of growth and transformation, the Board is committed to keeping Disney on the successful path it is on today, and Bob's leadership is key to achieving that goal. **<u>Bob [Chapek] is the right leader at the right time for The Walt Disney Company, and the Board has full confidence in him and his leadership team.</u>***"

Susan Arnold, The Walt Disney Company – Chair of the Board

➡️ *June 28, 2022*

Source: Company press releases, Bloomberg, CNBC.

CEO Succession Has Been a Long Time Issue for Disney's Board

- **Most notably, the Board extended Bob Iger's agreed upon retirement date _five separate times_ between October 2011 and December 2017**

- **By continuing to extend Bob Iger's contract, rather than actively developing potential successors, we believe several well-regarded candidates left the Company, including Tom Staggs, Jay Rasulo and Kevin Mayer**

- **Further, appointing Bob Iger as Executive Chairman for 2 years as an outgoing CEO in our view was a very risky corporate governance decision as it set up his successor to fail with the prior CEO constantly watching over their shoulders – this is exactly what transpired**

Bob Iger Transition Timeline	
October 2011	**Bob Iger signs <u>contract extension</u> where he will remain Chairman & CEO through March 31, 2015 and will serve as Executive Chairman through June 30, 2016**
July 2013	**Signs <u>contract extension</u> where he would step down as Chairman / CEO by June 2016**
October 2014	**Signs <u>contract extension</u> to remain Chairman / CEO through June 2018**
March 2017	**Signs <u>contract extension</u> to remain Chairman / CEO through July 2, 2019; also granted a three-year consulting agreement upon retirement**
December 2017	**Signs <u>contract extension</u> to remain Chairman / CEO through December 2021**
February 2020	**Disney names Bob Chapek CEO; Bob Iger to become Executive Chair through December 2021 and will direct the Company's "creative endeavors"**
November 2022	**Disney names Bob Iger CEO, effective immediately, and will remain CEO through December 2024**

Source: SEC filings, Press releases, Bloomberg, CNBC.

Executive Compensation Must be Aligned with Performance

- **From FY17 - FY21, Bob Iger received $216mm[1] in total compensation despite Disney's poor TSR**
- **Iger's compensation would have been even higher had shareholders not voted against the pay package that he received in December 2017 as a "reward" for the Fox deal**
  - The Board agreed to reduce his compensation in order to increase its say on pay vote and appease shareholders
  - **Iger was set to earn up to an estimated $423mm over four years** in the original pay package[2]

Bob Iger Compensation Detail – FY17 - FY21 ($mm)


$36.3
$1.3
$15.2
$8.3
$9.0
$2.5
$65.6
$1.1
$18.0
$8.3
$35.4
$2.9
$47.5
$1.1
$2.0
$21.8
$9.6
$10.1
$3.0
$21.0
$1.1
$1.8
$9.6
$7.0
$1.6
$45.9
$1.2
$22.9
$9.3
$9.5
$3.0
FY 2017A
FY 2018A
FY 2019A
FY 2020A
FY 2021A
Salary
Stock Awards
Option Awards
Non-equity Incentive Plan Comp
Change in Pension & Deferred Comp
Other

Total Compensation ($mm)


$423(2)
Represents delta between Iger's actual reported comp and the estimated high-end of the original Iger pay package(2)
~$243
$180
$180
FY18 - FY21 Total Iger Comp
Estimated Max Iger Comp Propsed

Source: SEC filings, FactSet.
Note: Total Shareholder Return ("TSR") defined as the total return an investor would receive if they purchased one share of stock on the first day of the measured period, inclusive of share price appreciation and dividends paid. (1) Aggregate compensation as reported in the "Summary Compensation Table" of the proxy statements filed by Disney relating to fiscal years 2017-2021. (2) Based on ISS Analytics analysis provided to Reuters at their request, cited in the Reuters article "*After pay vote, Disney investors question Iger's rich deal*," published 03/16/18; Before shareholders were able to pressure the Board to reduce Iger's pay package.

Disney's Streaming Strategy: Ready, Fire, Aim?

- We are concerned with how Disney's streaming strategy has evolved under the Board's oversight

- While we believe Disney+ started as a niche DTC extension of Disney's franchise "flywheel," it has rapidly shifted to the core distribution channel for the majority of Disney's IP, leading Disney to significantly ramp up investment to drive new subscriber growth at all costs

- However, in our view, management failed to effectively communicate the financial rationale behind the strategic pivot, as the profitability guidance has not changed while the change in strategy put significant stress on Disney's balance sheet and cash flow profile

Disney+ Target Guidance – FY 2019 vs. Current

Disney Targets	FY 2019		Current	*Change*
FY 2024 Subs (mm)	60 – 90	→	230 – 260	*~3x*
FY 2024 Content Spend	~$2.5bn	→	$9bn+	*~4x*
Profitability Guidance Year	FY 2024	→	FY 2024	*No Change*

Source: Company transcripts, Wall Street Research.

Disney Has Lost $11bn in Streaming to Date with More Losses Coming

- Since 2017, Disney has lost a cumulative $11bn in its streaming business

- Management expects the streaming business to break even in 2024, which means two more years of expected losses



Disney Cumulative DTC Segment Losses ($bn)

FY 2018A	FY 2019A	FY 2020A	FY 2021A	FY 2022A	FY 2023E	FY 2024E
($0.5)	($2.2)	($2.9)	($1.7)	($4.0)	($3.0)	($0.6)
	($2.7)	($5.6)	($7.3)	($11.3)	($14.3)	($14.9)

Cumulative Streaming Losses Have Grown to $11bn and are Expected to Reach ~$15bn

Source: SEC filings, FactSet Wall Street estimates as of 1/10/23.
Note: Figures represent reported Direct-to-Consumer segment operating profit / (loss).

Disney Does Not Leverage its Substantial Scale in Streaming

- Disney is guiding to DTC operating profit "breakeven" in 2024, when the market expects the business to generate ~$29bn of revenue

- We are surprised that Disney's best-in-class IP, franchises, and scale have not led to in-line, if not superior, unit economics compared with Netflix, which generally lacks high quality, franchise IP



Disney's DTC Segment ($ in bn) | **Netflix ($ in bn)**

■ Revenue ■ Operating Profit[(1)]

In FY24, Disney is expected to have ~90% of Netflix's current LTM revenue… but still lose money

| Margin[(1)]: | (21.9%) | (14.0%) | (3.6%) | 2.7% | 18.2% |

	FY 2022A	FY 2023E	FY 2024E	FY 2025E	LTM Sept-22
Revenue	$19.6	$23.9	$28.4	$34.0	$31.5
Operating Profit	($4.3)	($3.4)	($1.0)	$0.9	$5.7

NETFLIX

Source: SEC filings, FactSet Wall Street estimates as of 1/10/23.
Note: (1) Disney Operating Profit and Margin adjusted to include allocations of corporate expense based on % of FY 2022A Sales.

Disney's Current Streaming Strategy is Leading to Inefficiencies

- **Disney's DTC segment appears to be less cost efficient than Netflix**

NFLX generates +61% more revenue than DIS in streaming	***NFLX spends +34% more on programming & production costs than DIS***	***NFLX spends ~30% less on "other expenses" than DIS***	***…and NFLX EBIT margins are ~4,000bps higher than DIS***



+61%
$31.5
$19.6
+34%
$19.0
$14.2
-30%
$9.7
$6.8
18.2%
+40%
(21.9%)
Revenues ($bn)
Programming & Production Costs ($bn)(1)
Other Expenses ($bn) (2)
EBIT Margin (2)
Netflix (LTM Sept-22)
Disney (FY 2022)

Source: SEC filings.
Note: Netflix cost disclosures include D&A expense. (1) Represents Programming and Production Costs for Disney and Cost of Revenues for Netflix. (2) Disney DTC segment "Other Expenses" calculated as the sum of reported Other Operating Expenses, Selling, General, Administrative & Other, and Depreciation & Amortization expenses, adjusted to include allocations of corporate expense based on % of FY 2022 Sales; Netflix "Other Expenses" calculated as the sum of reported Marketing, Technology & Development, and General & Administrative expenses; EBIT margins calculated as "Revenue" less "Programming & Production Costs" less "Other Expenses."

We Believe Disney Lacks Cost Discipline as an Organization

- Despite management's rhetoric, we believe Disney has never thoroughly reviewed its cost structure, as evidenced by the fact that over the last three years costs have outpaced sales growth by ~400bps





"**We're really going to try to get the algorithm right to cut where we can** and not necessarily do things the same way. As I mentioned, **we're also using technology to reduce some of our operating costs, and that gives us a little bit of headroom also to absorb some inflation**. But we're really trying to use our heads here to come up with a way to kind of mitigate some of these challenges that we have."

Christine McCarthy, The Walt Disney Company – Senior EVP & CFO
November 10, 2021 – FY 2021 Earnings Call

Source: SEC filings, transcripts.
Note: "CAGR" represents compounded annual growth rate.



We Fear Disney is "Over-earning" in Domestic Parks to Subsidize Streaming Losses

- **Disney has historically relied on price to drive growth and margin at domestic Parks, which we believe is an unsustainable growth strategy**
  - Before the COVID-19 pandemic, Disney's domestic Parks had grown per capita guest spend at a 6% CAGR (from 2011-2019) with more muted attendance growth…this has shifted dramatically with management noting that per capita spending grew "**nearly 40% vs. fiscal 2019**" on its FY 2022 earnings call
- **The recurring issues and complaints related to Disney "Cast Member" wages[2] while the Parks business experiences rapid margin expansion further our concerns it is over-earning**
  - Valuable employees are a crucial component of driving better guest experiences

Domestic Parks Operating Income[1]

Operating Income ($mm)

$4,412
$5,397
FY 2019
FY 2022

Operating Margin

25.4%
26.8%
FY 2019
FY 2022

Domestic Parks % of Disney Operating Income[1]

Domestic Parks
All Other Businesses
70%
30%
56%
44%
FY 2019
FY 2022

Disney may believe that price increases and "nickel-and-diming" of Cast Members and other costs is good for the bottom line… however, we suspect it is short-term thinking that puts the brand value and long-term health of the business at risk

Source: SEC filings and transcripts, Bloomberg, New York Post.
Note: (1) Adds back $65mm operating income impact from Hurricane Ian to FY 2022 operating income and margin. (2) As reported by the New York Post in their article titled *Why working at Disney, the 'Happiest Place on Earth,' is a misery for many,* published 12/17/22.